MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, New York 10010

May 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:  Delaying Amendment for MainStay Funds Trust Registration Statement on Form N-14

File No.: 333-271750

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), MainStay Funds Trust (the “Registrant”) is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of Fiera Capital International Equity Fund with and into MainStay PineStone International Equity Fund. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 9, 2023, pursuant to Rule 488 under the Securities Act (Accession No.0001104659-23-057512).

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of New York and State of New York on the 31st day of May 2023.

No fees are required in connection with this filing. If you have any questions or comments, please do not hesitate to contact Thomas C. Bogle at Dechert LLP, counsel to the Registrant, at (202) 261-3360.

Sincerely,

/s/ J. Kevin Gao

J. Kevin Gao

Secretary and Chief Legal Officer

MainStay Funds Trust